COLLABORATION THAT FUELS GROWTH AND INNOVATION

2025 Annual Report



2025 HIGHLIGHTS
Driving Growth and Innovation Through Collaboration

DMD Top-Line Study Results

We were excited to share positive top-line results from our FIGHT DMD clinical trial. The study evaluated ifetroban, a novel oral therapy for Duchenne muscular dystrophy (DMD) heart disease – the leading cause of death in DMD patients. These findings mark a breakthrough for these patients, as it's the first successful Phase II study specifically designed to target the cardiac complications of their condition.

New Study Finds Caldolor®
Safe And Effective for Older Adults

We announced publication of a new Caldolor study in Clinical Therapeutics, demonstrating the product's safety and efficacy for managing post-operative pain in patients 60 years of age and older. The results mark an important advancement in pain management for older individuals, as it's the first study specifically evaluating injectable ibuprofen in this vulnerable population.

International Progress

Our potent antibiotic Vibativ® received approval from the regulatory authorities in China. That milestone provides us with access to the world's second-largest pharmaceutical market.

Vibativ was launched in Saudi Arabia in 2025, resulting in the first shipments and initial patients receiving treatment with this potentially life-saving therapy.

Additionally, our ibuprofen injection product received regulatory approval in Mexico in preparation for the launch of the product in that country.



To Our Shareholders, Employees & Partners:

2025 was an outstanding year for Cumberland!

We announced breakthrough clinical study data, reported a strong financial performance, expanded our global reach and added to our commercial portfolio – highlighting a year of consistent progress for our company.

Most importantly, we delivered these results while remaining focused on our mission of delivering unique products to improve the quality of patient care.

Our portfolio of FDA-approved brands generated significant revenue growth in 2025, providing a turnaround in our profitability and significant cash flow from operations. We also strengthened our balance sheet by increasing assets, growing shareholder equity and reducing the debt on our line of credit.

During the year, we also continued to build our portfolio of FDA-approved branded pharmaceuticals. We added Talicia®, expanding our presence in gastrointestinal care with a leading treatment for stomach infections associated with *H. pylori* infection. Talicia complements our existing brands and aligns with our strategy of acquiring the rights to differentiated products with established clinical value and long-term growth potential.

Our development pipeline continued to advance in 2025, highlighted by the release of breakthrough data from our Duchenne muscular dystrophy (DMD) clinical program. We have made meaningful progress in our ongoing efforts with the FDA regarding our DMD program, resulting in *Orphan Drug, Rare Pediatric Disease* and then *Fast Track* designations.

These clinical efforts reinforce our commitment to developing medicines for the future through new therapies designed for patients with serious and underserved medical needs.

The accomplishments of 2025 reflect the dedication and expertise of our team.

As a result, Cumberland is well positioned with a stronger financial foundation, an expanding global footprint, a growing portfolio and a promising pipeline. We look forward to building on this momentum.

All the best,

A.J. Kazimi
Chairman and Chief Executive Officer

Products to enhance patients' lives.



30 mL Sterile
CUMBERLAND PHARMACEUTICALS
Acetadote®
(acetylcysteine)
Injection
200mg/mL
(6g/30mL)

IV ACETADOTE®

(acetylcysteine)
An injection used for the treatment of acetaminophen poisoning, which is the leading cause of drug toxicity in the U.S.



Sancuso®

(granisetron)
An innovative prescription patch designed to prevent nausea and vomiting in patients receiving certain types of chemotherapy treatment



CALDOLOR®

CALDOLOR®

(ibuprofen)
An injectable ibuprofen formulation that reduces pain, fever and inflammation for patients, including those undergoing surgeries



Kristalose®

KRISTALOSE®

(lactulose)
The only branded prescription laxative that combines the established safety and efficacy of lactulose, with the convenience and portability of a crystalline, pre-measured dose





NDC 66220-315-11
VIBATIV®
(telavancin) for injection
750 mg/vial
For Intravenous Infusion Only
Rx Only
CUMBERLAND PHARMACEUTICALS

VIBATIV®

(telavancin)
A potent antibiotic delivered through injection for the treatment of certain serious bacterial infections, including hospital-acquired and ventilator-associated bacterial pneumonia, as well as complicated skin and skin structure infections



Vaprisol®
conivaptan
hydrochloride
injection

Vaprisol®

(conivaptan)
The only intravenously administered vasopressin receptor antagonist, which is used to raise serum sodium levels in hospitalized patients with euvolemic and hypervolemic hyponatremia (salt imbalances)



For more information on Cumberland's approved products, including safety and full prescribing information, please visit links to the individual product websites, which can be found on our corporate website, **www.cumberlandpharma.com.**

Introducing Talicia®

Talicia® ***(omeprazole, amoxicillin and rifabutin)*** is an FDA-approved oral capsule for the treatment of *Helicobacter pylori (H. pylori)* infection, a bacterial infection of the stomach and leading risk factor for gastric cancer. Talicia is listed as a first-line treatment option for the treatment of *H. pylori* and features three key advantages:

- **high eradication rates of >90% in confirmed adherent patients,**
- **the simplicity of an all-in-one capsule and**
- **low resistance to its two antibiotics - amoxicillin and rifabutin.**

Talicia is distributed by Cumberland under a co-commercialization agreement with Talicia Holdings, Inc.

For more information, including full prescribing and important safety data, visit **www.talicia.com.**


NDC 57841-115-02
Rx Only
Talicia®
(omeprazole magnesium, amoxicillin, and rifabutin) delayed-release capsules 10 mg*/250 mg/12.5 mg
2 BOTTLES x 84 CAPSULES
NDC 57841-115-01
Talicia
Rx Only
84 CAPSULES
RHB 105

Expanded Market Access

New arrangements with leading healthcare organizations are critical in our efforts to expand the number of patients benefiting from our products. Through these collaborations, we can help ensure that providers nationwide can more easily access our FDA-approved brands to support both inpatient and outpatient care.

Vibativ® 4-Vial Starter Pak Added to Vizient Purchasing Agreement

We announced the availability of Vibativ in its newly introduced 4-Vial Starter Pak through a supply arrangement with Vizient, Inc., significantly expanding access to this therapy across the U.S. Vizient is the nation's largest provider-driven healthcare performance improvement company, serving more than 65% of the U.S. acute care providers, including 97% of the country's academic medical centers.

Vibativ® Now Available for Premier Providers

Vibativ was featured in a new national group purchasing agreement with Premier, Inc., further broadening access to the product across healthcare systems. Under this agreement, Premier members can purchase Vibativ in both the traditional 12-vial carton and the new 4-Vial Starter Pak. Premier is a leading healthcare improvement company, uniting an alliance of approximately 4,350 U.S. hospitals and 325,000 other providers and organizations.



Building a Global Network to Support Patient Care

We continue to deliver our medicines to patients worldwide by working with a network of established international companies.

Our partners are responsible for registering, distributing and marketing select Cumberland products in their respective countries. We support those efforts through regulatory collaboration and product supply to ensure our therapies are accessible to patients internationally.

Australia

Phebra Pty Ltd. is our commercial partner for Acetadote® and Caldolor.®

China

WinHealth Pharma Group is our commercial partner for Caldolor and Acetadote, and an investor in Cumberland Emerging Technologies.

SciClone Pharmaceuticals is our commercial partner for Vibativ.®

Mexico

PiSA Pharmaceutical is our commercial partner for Caldolor.

Russia

R-Pharm JSC is our commercial partner for Vibativ.

Saudi Arabia and Jordan

Tabuk Pharmaceutical Manufacturing Company is our commercial partner for Vibativ.

South Korea

D.B. Pharm Korea Co. Ltd. is our commercial partner for Caldolor, Vibativ and Vaprisol.®





CALDOLOR®

Intravenous Ibuprofen

Trusted Relief Across Every Stage of Life



Caldolor for All
Newborns | Children | Adults

Proven Pain Management Solution for Patients of All Ages

Caldolor may now be administered in adults, children and infant patients. As the first FDA-approved IV ibuprofen, Caldolor delivers reliable, non-opioid pain and fever management across the continuum of care. Backed by clinical experience and a strong safety profile, Caldolor provides healthcare professionals with a trusted option to help reduce pain, lower fever and support enhanced recovery in a wide range of patient populations.

Non-Opioid

A Pipeline to Address Unmet Medical Needs

In addition to our portfolio of FDA-approved brands, we continue to advance our pipeline of new product candidates. We are developing our first new chemical entity, ifetroban, which has now been dosed in nearly 1,400 subjects – resulting in an outstanding safety database.

Our development programs include:

Preclinical	IND	Phase I	Phase II	Phase III	NDA

Dyscorban®

An oral capsule to treat cardiomyopathy associated with Duchenne muscular dystrophy, a fatal, genetic neuromuscular disease

Following our announcement of favorable top-line results from our Phase II study, we completed the data analysis and submitted the study report to the FDA. We subsequently held two FDA meetings to present the study findings and discuss the product's path to approval.

Vasculan®

An oral capsule to treat systemic sclerosis (SSc), also known as scleroderma, a rare, debilitating autoimmune disorder that results in a thickening of the skin and internal organs

We completed patient enrollment in the study during 2025. We then monitored the clinical sites and began analysis of the study data in preparation for the announcement of top-line results.

Fibroban®

We are developing an oral capsule to treat idiopathic pulmonary fibrosis (IPF), the most common form of progressive fibrosing interstitial lung disease

Patient enrollment is well underway in medical centers across the U.S. An interim safety analysis was completed with favorable results, and an interim efficacy analysis is planned.



Cumberland Emerging Technologies

Advancing Biomedical Innovation Through Collaboration

The U.S. remains a global leader in biomedical innovation, driving the discovery and development of new medicines. To support our long-term product pipeline and strengthen the regional life sciences ecosystem, we established Cumberland Emerging Technologies (CET).

A majority-owned subsidiary of Cumberland Pharmaceuticals, CET is focused on advancing promising biomedical innovations toward commercialization by supporting inventor-scientists and emerging life science companies.

CET represents a collaborative initiative between Cumberland Pharmaceuticals, Vanderbilt University, WinHealth Pharmaceuticals, our international partners and Launch Tennessee, a state-backed network supporting entrepreneurship. Through these relationships, we work closely with academic research groups, providing expertise in intellectual property, regulatory pathways, manufacturing and marketing to accelerate the development of promising biomedical products. We also partner with major academic research institutions to identify and develop early-stage biopharmaceutical innovations that can enhance patient care.

Nashville Life Sciences Center

Supporting Growth Within the Regional Life Sciences Ecosystem

CET established and manages the Nashville Life Sciences Center (LSC), which houses Cumberland's formulation and testing laboratories, while also serving as an incubator for Middle Tennessee's emerging biopharmaceutical industry.

The facility offers flexible wet lab, dry lab and office space, with opportunities for custom build-outs, as well as shared laboratory space and essential equipment. This model helps tenants reduce overhead, maximize resources and focus capital on advancing their scientific and commercial objectives.

With a dynamic group of current tenants and a growing base of successful graduates, the Life Sciences Center continues to play a meaningful role in building a sustainable and competitive life sciences ecosystem in Middle Tennessee by supporting innovation, collaboration and economic growth.

Sustainability **2025 at a Glance**



ENVIRONMENT

Supplies
Contracted with third-party companies for the manufacturing, packaging and warehousing of our products

Waste
Ensured strict guidelines and processes for the safe, permanent disposal of all unused products

Returns
Received and disposed of 5,515 pounds of damaged and expired products

SOCIAL
Employees

Male – 50%
Female – 50%

Minorities – 30%

Ages
8% below 30
30% between 30 & 50
62% over 50

Turnover – 3% for corporate team
4% for sales team

Additions – 15%

Career Development Program
Available to all corporate employees

Cumberland Academy
Provides industry training for corporate employees

Tenures
38% @ 5 or more years
22% @ 10 or more years
20% @ 15 or more years

Training
Average **$600** per full-time employee

Work-related injuries
None



SOCIAL
Community Involvement

Cumberland Pharma Foundation
Contributed to Belmont University Health Care Hall of Fame, Denver Health, Mary Parish Center, Easter Seals Nashvillian of the Year, FIGHT DMD Golf Tournament, World Bible School, AACA Museum Endowment Fund, University of Mississippi CPI Researcher of the Year and the Duchenne Program at UMass Chan Medical School

Associations
· Nashville Health Care Council
· Life Science Tennessee
· Nashville Chamber of Commerce

Life Sciences Center
Sponsoring an incubator to help build the biomedical industry in our area

SOCIAL
Patients

Provided **4.9 million doses** of our products to patients

Drug Safety Results
· No products listed in the FDA's MedWatch Safety Alerts
· No products recalled

Patient Affordability
We cover up to **80% of patient Rx costs** through coupons for our GI and oncology support brands

Clinical Trials Safety
No trials terminated due to failure to practice good clinical standards

Advocacy Groups Supported
· Muscular Dystrophy Association
· Parent Project Muscular Dystrophy

GOVERNANCE
Board

Independent – 6 of 7

Tenure – Average 11.8 years

Age – Average 68 years

Male/ Female – 6/1

Turnover – None



Board Meeting Attendance
100%

Standing Committee Attendance
100%



GOVERNANCE
Government Relations

Cumberland Health & Wellness PAC
Supports candidates, elected officials and relevant legislation



GOVERNANCE
Compliance

Code of Conduct
Establishes guidelines for all Board members and employees

Ethical Marketing
No government judgments, decrees or fines

Health Care Professionals
All reports regarding relations filed on time

Selected Financial Data

Our strategy involves maximizing the potential of our existing brands while continuing to build a portfolio of unique, differentiated products. The result of these efforts has strengthened our market presence and diversified our revenue stream in 2025.

(dollars in thousands except per share data)	2021	2022	2023	2024	2025
Net Revenues	$35,985	$42,011	$39,553	$37,868	$44,521
Less Total Expenses	39,493	47,661	45,884	44,312	47,386
Net Income (Loss)	(3,508)	(5,650)	(6,331)	(6,444)	(2,865)
Cash Flow from Operating Activities	6,342	8,453	6,094	(612)	4,932
Total Assets	84,460	92,925	81,776	75,583	76,824
Total Liabilities	41,858	56,951	52,516	53,037	52,280
Total Equity	42,602	35,974	29,260	22,546	24,544

Reconciliation of Net Income (Loss) Attributable to Common Shareholders to Adjusted Earnings and Adjusted Diluted Earnings Per Share [1] (Unaudited)

(dollars in thousands except per share data)	2021	2022	2023	2024	2025
Net Income (Loss) from Continuing Operations	($5,597)	($5,650)	($6,331)	($6,444)	($2,865)
Adjustments to Net Income (Loss)					
Income Tax Expense (Benefit)	35	69	46	(23)	40
Depreciation and Amortization	4,606	5,328	8,280	4,902	4,145
Share-Based Compensation	742	447	365	302	408
Other Adjustments to Net Income [1]	(1,051)	1,368	–	–	–
Interest Income	(26)	(98)	(287)	(334)	(476)
Interest Expense	98	586	668	606	496
Adjusted Earnings	($1,193)	$2,050	$2,741	($991)	$1,748
Adjusted Diluted Earnings per Share	($0.08)	$0.14	$0.20	($0.07)	$0.12
Diluted Weighted-Average Common Shares Outstanding:	14,905	14,809	14,526	14,060	15,145

(1) The supplemental financial measures are Non-GAAP as defined, the reconciliation of these supplemental measures is above.



Board of Directors



A.J. Kazimi
Chairman
Chief Executive Officer
Cumberland Pharmaceuticals



Kenneth J. Krogulski
Lead Director
Managing Partner and
Chief Investment Officer
Berkshire Asset Management



James R. Jones
Director
Former Managing Partner
KPMG LLP-Nashville



Dr. Gordon R. Bernard
Director
Professor of Medicine
Division of Pulmonary & Critical Care Medicine
Vanderbilt University Medical Center



Joseph C. Galante
Director
Former Chairman
Sony Music Nashville
Former President
RCA Records



Caroline R. Young
Director
Vice President of Partnership
Development
Frist Cressey Ventures
Former President
Nashville Health Care Council



Martin S. Brown
Director
Attorney of Counsel
Adams and Reese LLP
Former Board Director
Brown-Forman Corporation



Corporate Information

Stock Listing
Nasdaq Global Select
Market Ticker Symbol: CPIX

Annual Meeting
9:30 a.m. Central Time
Tuesday, April 21, 2026
Cumberland Headquarters
1600 West End Avenue, Suite 1300
Nashville, TN 37203

Independent Registered Public Accounting Firm
Carr, Riggs & Ingram, LLC
3011 Armory Drive, Suite 300
Nashville, TN 37204
(615) 665-1811

Transfer Agent and Registrar
Continental Stock Transfer
& Trust Company
1 State Street, 30th Floor
New York, NY 10004
(800) 509-5586
(212) 509-4000
cstmail@continentalstock.com

Forward-Looking Statements
This annual report includes forward-looking statements regarding expected future results of the Company. A variety of factors could cause actual results to differ materially from expected results. Please see the risk factors more fully described in our Annual Report on Form 10-K for the year ended December 31, 2025, which is filed with the U.S. Securities and Exchange Commission.

Company Headquarters
Cumberland Pharmaceuticals Inc.
1600 West End Avenue, Suite 1300
Nashville, TN 37203
Phone: (615) 255-0068
Toll Free: (877) 484-2700
Fax: (615) 255-0094



NASHVILLE'S SPECIALTY PHARMACEUTICAL COMPANY

CUMBERLAND®
PHARMACEUTICALS